SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of
 the Securities Exchange Act of 1934

Date of Announcement: 06 September 2010

BT Group PLC

(Translation of registrant's name into English)

BT Group PLC
 81 Newgate Street
 London
EC1A 7AJ
 England

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X...             Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....           No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- ________

Enclosure 1 Transaction in Own Shares made on 06 July 2010
Enclosure 2 Transaction in Own Shares made on 06 July 2010
Enclosure 3 Transaction in Own Shares made on 13 July 2010
Enclosure 4 Transaction in Own Shares made on 20 July 2010
Enclosure 5 AGM Statement made on 22 July 2010
Enclosure 6 Notification of major interest in shares made on 23 July 2010
Enclosure 7 BT Group plc Announcement of AGM Poll Results made on 23 July 2010
Enclosure 8 Total Voting Rights made on 30 July 2010
Enclosure 9 Transaction in Own Shares made on 3 August 2010
Enclosure 10 Director/PDMR Shareholding made on 04 August 2010
Enclosure 11 Director/PDMR Shareholding made on 04 August 2010
Enclosure 12 Transaction in Own Shares made on 17 August 2010
Enclosure 13 Transaction in Own Shares made on 19 August 2010
Enclosure 14 Transaction in Own Shares made on 24 August 2010
Enclosure 15 Notification of major interest in shares made on 27 August 2010
Enclosure 16 Total Voting Rights made on 31 August 2010
Enclosure 17 Notification of major interest in shares made on 02 September 2010

Enclosure 1

Tuesday 6 July 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 4,027 ordinary shares at a minimum price of 61 pence per share and a maximum price of 68 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 396,734,378 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,754,492,651.

The above figure (7,754,492,651) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 2

Tuesday 06 July 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 1,250,000 ordinary shares at nil cost. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 395,484,378 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,755,742,651

The above figure (7,755,742,651) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 3

Tuesday 13 July 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 7,081 ordinary shares at a price of 61 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 395,477,297 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,755,749,732.

The above figure (7,755,749,732) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 4

Tuesday 20 July 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 8,363 ordinary shares at a minimum price of 61 pence per share and a maximum price of 68 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 395,468,934 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,755,758,095.

The above figure (7,755,758,095) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 5

July 22, 2010
BT CHAIRMAN - 2009/10 WAS A "YEAR OF DELIVERY"
BT chairman Sir Michael Rake today highlighted the company's return to profit in the 2009/10 financial year, describing the period as a "year of delivery".

         He said "A lot has changed since last year's annual general meeting and I'm pleased to say that, from BT's perspective, a lot of that change has been for the better".

Rake was speaking at the BT Annual General Meeting in Liverpool. In his speech he cited how BT had cut its cost base - by £1.8 billion in the 09/10 financial year - and increased its cash flow by more than a billion pounds to £1.9 billion in the same period.

Rake said both achievements enabled BT to invest for the future, reduce its debt, support its pension scheme and reward its shareholders with a progressive dividend.

The turnaround at BT Global Services was singled out by Rake who highlighted how costs had been reduced and EBITDA progressively improved at the division throughout the year.

He said, "We have seen cost transformation at Global Services, leading to a marked improvement in profitability. I am now in the happy position where I can stand before you and say that we have a very solid performance across all of our main operating divisions".

Rake finished his speech by saying that whilst BT was a "much better company than a few years ago" it could not afford any complacency.

Enquiries about this news release should be made to the BT Group Newsroom on its 24-hour number: 020 7356 5369. From outside the UK dial + 44 20 7356 5369. All news releases can be accessed at our web site:
http://www.bt.com/newscentre

About BT
BT is one of the world's leading providers of communications solutions and services operating in more than 170 countries.  Its principal activities include the provision of networked IT services globally; local, national and international telecommunications services to our customers for use at home, at work and on the move; broadband and internet products and services and converged fixed/mobile products and services.  BT consists principally of four lines of business: BT Global Services, Openreach, BT Retail and BT Wholesale.

In the year ended 31 March 2010, BT Group's revenue was £20,911 million.

British Telecommunications plc (BT) is a wholly-owned subsidiary of BT Group plc and encompasses virtually all businesses and assets of the BT Group.  BT Group plc is listed on stock exchanges in London and New York.

For more information, visit
www.bt.com/aboutbt

Enclosure 6

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BT Group PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	19th July 2010
6. Date on which issuer notified:	21st July 2010
7. Threshold(s) that is/are crossed or reached: vi, vii	Holding has gone above 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0030913577	381,255,769	381,255,769	N/A	N/A	374,686,394	N/A	4.83%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv			Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
CFD	N/A	N/A	N/A	13,302,321		Nominal	Delta
						0.17%	0.17%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
387,988,715			5.00%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
BlackRock Investment Management (UK) Limited - 387,988,715 (5.00%)
Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:
14. Contact name:	Anna Watch
15. Contact telephone number:	020 7356 5158

Enclosure 7

BT Group plc

Annual General Meeting 22 July 2010

Summary of votes cast

Annual General Meeting Resolutions	For	%	Against	%	Votes withheld
Resolution 1 That the accounts and reports of the directors and the auditors for the year ended 31 March 2010 be received.	4,652,751,100	99.79	9,721,443	0.21	6,392,689
Resolution 2 That the directors' remuneration report for the year ended 31 March 2010 be approved.	3,960,702,048	93.60	270,920,149	6.40	437,243,325
Resolution 3 That the final dividend of 4.6 pence per share recommended by the directors be declared to be payable on 6 September 2010 to holders of ordinary shares registered at the close of business on 13 August 2010.	4,660,652,858	99.96	1,845,998	0.04	6,366,666
Resolution 4 That Sir Michael Rake be re-elected as a director.	4,584,972,546	98.73	58,908,347	1.27	24,984,339
Resolution 5 That Ian Livingston be re-elected as a director.	4,638,285,002	99.50	23,430,350	0.50	7,149,880
Resolution 6 That Carl Symon be re-elected as a director.	4,637,160,269	99.49	23,833,385	0.51	7,871,578
Resolution 7 That Anthony Ball be elected as a director.	4,639,419,289	99.55	21,084,355	0.45	8,361,588
Resolution 8 That PricewaterhouseCoopers LLP be reappointed auditors of the Company, to hold office until the end of the next general meeting at which accounts are laid before the Company.	4,621,453,836	99.10	41,834,891	0.90	5,576,505
Resolution 9 That the directors be authorised to decide the auditors' remuneration.	4,631,276,334	99.34	30,739,946	0.66	6,848,952
Special Business
Resolution 10 That the directors are authorised generally and without conditions under Section 551 of the Companies Act 2006 ('2006 Act') to allot relevant securities.	4,564,250,910	98.38	75,257,479	1.62	29,356,843
Resolution 11 That subject to the passing of Resolution 10, the directors have power to allot equity securities (within the meaning of Section 561(1) of the 2006 Act) entirely paid for in cash.	4,631,495,663	99.38	28,906,140	0.62	8,463,429
Resolution 12 That the Company has general and unconditional authority to make market purchases as defined in section 693(4) of the Companies Act 2006 of shares of 5p each in the Company.	4,636,649,757	99.48	24,034,660	0.52	8,180,815
Resolution 13 That the Company may call a general meeting (but not an AGM) on at least 14 clear days' notice.	4,341,245,889	93.27	313,279,122	6.73	14,340,221
Resolution 14 That British Telecommunications plc, a wholly-owned subsidiary of the Company, be authorised to make political donations to political organisations.	4,559,989,444	98.20	83,373,514	1.80	25,592,274
In accordance with the Listing Rules 9.6.2, copies of all the resolutions passed, other than ordinary business, will be submitted to the UK Listing Authority ("UKLA") and will be available for inspection at the UKLA's Document Viewing Facility, which is situated at Financial Services Authority, 25 The North Colonnade, Canary Wharf, London  E14 5HS.

Enclosure 8

Friday 30 July 2010

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 30 July 2010, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 395,468,934 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,755,758,095.
The above figure (7,755,758,095) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-
Enclosure 9

Tuesday 3 August 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 3,786,748 ordinary shares at a minimum price of nil cost and a maximum price of 61 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 391,682,186 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,759,544,843

The above figure (7,759,544,843) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 10

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR
3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or
(iii) both (i) and (ii)

(III) BOTH (I) AND (II)

3. Name of
person discharging managerial responsibilities/director

IAN LIVINGSTON

TONY CHANMUGAM

SALLY DAVIS

ROEL LOUWHOFF

GAVIN PATTERSON

CLIVE SELLEY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ILFORD TRUSTEES (JERSEY) LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

VESTING OF AWARDS UNDER THE BT GROUP DEFERRED BONUS PLAN AND SALES OF SHARES TO COVER TAX DUE ON VESTING

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction

VESTING OF AWARDS UNDER THE BT GROUP DEFERRED BONUS PLAN AND SALES OF SHARES TO COVER TAX DUE ON VESTING

9. Number of shares, debentures or financial instruments relating to shares acquired

IAN LIVINGSTON

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 142,312

TONY CHANMUGAM

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 38,422

SALLY DAVIS

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 69,394

ROEL LOUWHOFF

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 49,339

GAVIN PATTERSON

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 58,931

CLIVE SELLEY

SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 31,895

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

N/A

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£1.419903

14. Date and place of transaction

2 AUGUST 2010, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

IAN LIVINGSTON
PERSONAL HOLDING: SHARES -1,155,261
BT GROUP DEFERRED BONUS PLAN: SHARES -1,399,516
BT GROUP INCENTIVE SHARE PLAN:  SHARES -5,146,430
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 12,110 SHARES.

TONY CHANMUGAM
PERSONAL HOLDING:SHARES -224,416
BT GROUP DEFERRED BONUS PLAN: SHARES -373,317
BT GROUP INCENTIVE SHARE PLAN: SHARES -1,805,252
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 37,384 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 12,110 SHARES.

SALLY DAVIS
PERSONAL HOLDING:SHARES -267,585
BT GROUP DEFERRED BONUS PLAN: SHARES -388,951
BT GROUP INCENTIVE SHARE PLAN: SHARES -842,328
BT GROUP GLOBAL SHARE OPTION PLAN: OPTION OVER 343,732 SHARES

ROEL LOUWHOFF
PERSONAL HOLDING:SHARES -537,291
BT GROUP DEFERRED BONUS PLAN: SHARES -484,984
BT GROUP INCENTIVE SHARE PLAN: SHARES -1,194,347

GAVIN PATTERSON
PERSONAL HOLDING: SHARES -439,158
BT GROUP DEFERRED BONUS PLAN: SHARES -354,891
BT GROUP INCENTIVE SHARE PLAN: SHARES -2,446,087
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 98,178 SHARES

CLIVE SELLEY
PERSONAL HOLDING:SHARES -62,089
BT GROUP DEFERRED BONUS PLAN: SHARES -142,984
BT GROUP INCENTIVE SHARE PLAN: SHARES -469,988
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 74,028 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 24,575 SHARES.

16. Date issuer informed of transactions

3 AUGUST 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

The totals for BT Group Incentive Share Plan and BT Group Deferred Bonus Plan for Clive Selley include the June 2010 grant of awards notified on 2 July 2010.

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

MARIE STOCKWELL

Date of notification

4 AUGUST 2010

Enclosure 11

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

This form is intended for use by an issuer to make a RIS notification required by DR 3.1.4R(1).

(1)	An issuer making a notification in respect of a transaction relating to the shares or debentures of the issuer should complete boxes 1 to 16, 23 and 24.
(2)	An issuer making a notification in respect of a derivative relating to the shares of the issuer should complete boxes 1 to 4, 6, 8, 13, 14, 16, 23 and 24.
(3)	An issuer making a notification in respect of options granted to a director/person discharging managerial responsibilities should complete boxes 1 to 3 and 17 to 24.
(4)	An issuer making a notification in respect of a financial instrument relating to the shares of the issuer (other than a debenture) should complete boxes 1 to 4, 6, 8, 9, 11, 13, 14, 16, 23 and 24.

Please complete all relevant boxes in block capital letters.

1. Name of the issuer

BT GROUP PLC

2. State whether the notification relates to (i) a transaction notified in accordance with DR 3.1.4R(1)(a); or (ii) DR 3.1.4(R)(1)(b) a disclosure made in accordance with section 324 (as extended by section 328) of the Companies Act 1985; or (iii) both (i) and (ii) (III)

BOTH (I) AND (II)

3. Name of person discharging managerial responsibilities/director

IAN LIVINGSTON

TONY CHANMUGAM

SALLY DAVIS

ROEL LOUWHOFF

GAVIN PATTERSON

CLIVE SELLEY

4. State whether notification relates to a person connected with a person discharging managerial responsibilities/director named in 3 and identify the connected person

ILFORD TRUSTEES (JERSEY) LIMITED

5. Indicate whether the notification is in respect of a holding of the person referred to in 3 or 4 above or in respect of a non-beneficial interest

VESTING OF AWARDS UNDER THE BT GROUP DEFERRED BONUS PLAN AND SALES OF SHARES TO COVER TAX DUE ON VESTING

6. Description of shares (including class), debentures or derivatives or financial instruments relating to shares

ORDINARY SHARES IN BT GROUP PLC OF 5P EACH

7. Name of registered shareholders(s) and, if more than one, the number of shares held by each of them

ILFORD TRUSTEES (JERSEY) LIMITED

8 State the nature of the transaction

VESTING OF AWARDS UNDER THE BT GROUP DEFERRED BONUS PLAN AND SALES OF SHARES TO COVER TAX DUE ON VESTING

9. Number of shares, debentures or financial instruments relating to shares acquired

IAN LIVINGSTON
SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 142,312

TONY CHANMUGAM
SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 38,422

SALLY DAVIS
SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 69,394

ROEL LOUWHOFF
SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 49,339

GAVIN PATTERSON
SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 58,931

CLIVE SELLEY
SHARES VESTED UNDER THE DEFERRED BONUS PLAN - 31,895

10. Percentage of issued class acquired (treasury shares of that class should not be taken into account when calculating percentage)

N/A

11. Number of shares, debentures or financial instruments relating to shares disposed

IAN LIVINGSTON
SHARES SOLD TO COVER TAX DUE ON DBP VESTING -72,725

TONY CHANMUGAM
SHARES SOLD TO COVER TAX DUE ON DBP VESTING -19,635

SALLY DAVIS
SHARES SOLD TO COVER TAX DUE ON DBP VESTING - 35,462

GAVIN PATTERSON
SHARES SOLD TO COVER TAX DUE ON DBP VESTING - 30,115

CLIVE SELLEY
SHARES SOLD TO COVER TAX DUE ON DBP VESTING - 16,299

12. Percentage of issued class disposed (treasury shares of that class should not be taken into account when calculating percentage)

N/A

13. Price per share or value of transaction

£1.419903

14. Date and place of transaction

2 AUGUST 2010, LONDON

15. Total holding following notification and total percentage holding following notification (any treasury shares should not be taken into account when calculating percentage)

IAN LIVINGSTON
PERSONAL HOLDING : SHARES - 1,155,261
BT GROUP DEFERRED BONUS PLAN: SHARES - 1,399,516
BT GROUP INCENTIVE SHARE PLAN:  SHARES - 5,146,430
BT GROUP EMPLOYEE SHARESAVE SCHEME: OPTION OVER 12,110 SHARES.

TONY CHANMUGAM
PERSONAL HOLDING : SHARES - 224,416
BT GROUP DEFERRED BONUS PLAN: SHARES - 373,317
BT GROUP INCENTIVE SHARE PLAN: SHARES - 1,805,252
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 37,384 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER 12,110 SHARES.

SALLY DAVIS
PERSONAL HOLDING : SHARES - 267,585
BT GROUP DEFERRED BONUS PLAN: SHARES - 388,951
BT GROUP INCENTIVE SHARE PLAN: SHARES - 842,328
BT GROUP GLOBAL SHARE OPTION PLAN: OPTION OVER 343,732 SHARES

ROEL LOUWHOFF
PERSONAL HOLDING : SHARES - 537,291
BT GROUP DEFERRED BONUS PLAN: SHARES - 484,984
BT GROUP INCENTIVE SHARE PLAN: SHARES - 1,194,347

GAVIN PATTERSON
PERSONAL HOLDING: SHARES - 439,158
BT GROUP DEFERRED BONUS PLAN: SHARES - 354,891
BT GROUP INCENTIVE SHARE PLAN: SHARES - 2,446,087
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 98,178 SHARES

CLIVE SELLEY
PERSONAL HOLDING : SHARES - 62,089
BT GROUP DEFERRED BONUS PLAN: SHARES - 142,984
BT GROUP INCENTIVE SHARE PLAN: SHARES - 469,988
BT GROUP GLOBAL SHARE OPTION PLAN: OPTIONS OVER 74,028 SHARES
BT GROUP EMPLOYEE SHARESAVE SCHEME: AN OPTION OVER  24,575 SHARES.

16. Date issuer informed of transactions

3 AUGUST 2010

If a person discharging managerial responsibilities has been granted options by the issuer complete the following boxes

17 Date of grant

N/A…………………

18. Period during which or date on which it can be exercised

N/A………………………

19. Total amount paid (if any) for grant of the option

N/A………………………

20. Description of shares or debentures involved (class and number)

N/A………………………

21. Exercise price (if fixed at time of grant) or indication that price is to be fixed at the time of exercise

N/A………………………

22. Total number of shares or debentures over which options held following notification

N/A……………………

23. Any additional information

The totals for BT Group Incentive Share Plan and BT Group Deferred Bonus Plan for Clive Selley include the June 2010 grant of awards notified on 2 July 2010.

24. Name of contact and telephone number for queries

ANNA WATCH - 020 7356 5158

Name and signature of duly authorised officer of issuer responsible for making notification

MARIE STOCKWELL

Date of notification

4 AUGUST 2010

END

Enclosure 12

Tuesday 17 August 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 866 ordinary shares at a minimum price of nil cost and a maximum price of  68 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 391,681,320 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,759,545,709

The above figure (7,759,545,709) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 13

Thursday 19 August 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 773 ordinary shares at a price of 171 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 391,680,547 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,759,546,482

The above figure (7,759,546,482) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 14

Tuesday 24 August 2010

BT GROUP PLC

TRANSACTION IN OWN SHARES - VOTING RIGHTS AND CAPITAL

BT Group plc announces that it has today transferred in connection with its employee share plans 3,442 ordinary shares at a minimum price of 61 pence per share and a maximum price of 171 pence per share. The transferred shares were all formerly held as treasury shares.

BT Group plc's capital consists of 8,151,227,029 ordinary shares with voting rights. Following the above transfer, BT Group plc holds 391,677,105 ordinary shares as treasury shares.  Therefore, the total number of voting rights in BT Group plc is 7,759,549,924

The above figure (7,759,549,924) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

= ends =

Enclosure 15

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BT Group PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights	X
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	25th August 2010
6. Date on which issuer notified:	26th August 2010
7. Threshold(s) that is/are crossed or reached: vi, vii	Holding has gone below 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0030913577	374,686,394	374,686,394	N/A	N/A	357,940,397	N/A	4.61%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv			Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
CFD	N/A	N/A	N/A	18,124,911		Nominal	Delta
						0.23%	0.23%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
376,065,308			4.85%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
BlackRock Investment Management (UK) Limited - 376,065,308 (4.85%)

Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	BT Group plc
14. Contact name:	Anna Watch
15. Contact telephone number:	020 7356 5158

Enclosure 16

Tuesday 31 August 2010

BT GROUP PLC

TOTAL VOTING RIGHTS - MONTH-END DISCLOSURE

BT Group plc confirms that on 31 August 2010, its capital consisted of 8,151,227,029 ordinary shares with voting rights. On that date, BT Group plc held 391,677,105 ordinary shares as treasury shares and therefore, the total number of voting rights in BT Group plc on that date was 7,759,549,924.

The above figure (7,759,549,924) may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, BT Group plc under the FSA's Disclosure and Transparency Rules.

-: Ends :-

Enclosure 17

TR-1: NOTIFICATION OF MAJOR INTEREST IN SHARESi

1. Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached: ii	BT Group PLC
2 Reason for the notification (please tick the appropriate box or boxes):
An acquisition or disposal of voting rights
An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached
An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments
An event changing the breakdown of voting rights
Other (please specify):
3. Full name of person(s) subject to the notification obligation: iii	BlackRock, Inc.
4. Full name of shareholder(s) (if different from 3.):iv
5. Date of the transaction and date on which the threshold is crossed or reached: v	26th August 2010
6. Date on which issuer notified:	1st September 2010
7. Threshold(s) that is/are crossed or reached: vi, vii	Holding has gone above 5%

8. Notified details:
A: Voting rights attached to shares viii, ix
Class/type of shares if possible using the ISIN CODE	Situation previous to the triggering transaction		Resulting situation after the triggering transaction
	Number of Shares	Number of Voting Rights	Number of shares	Number of voting rights		% of voting rights x
			Direct	Direct xi	Indirect xii	Direct	Indirect
GB0030913577	357,940,397	357,940,397	N/A	N/A	379,685,778	N/A	4.89%

B: Qualifying Financial Instruments
Resulting situation after the triggering transaction
Type of financial instrument	Expiration date xiii	Exercise/ Conversion Period xiv			Number of voting rights that may be acquired if the instrument is exercised/ converted.		% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments xv, xvi
Resulting situation after the triggering transaction
Type of financial instrument	Exercise price	Expiration date xvii	Exercise/ Conversion period xviii	Number of voting rights instrument refers to		% of voting rights xix, xx
CFD	N/A	N/A	N/A	18,922,199		Nominal	Delta
						0.24%	0.24%

Total (A+B+C)
Number of voting rights			Percentage of voting rights
398,607,977			5.14%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable: xxi
BlackRock Investment Management (UK) Limited - 398,607,977 (5.14%)
Proxy Voting:
10. Name of the proxy holder:
11. Number of voting rights proxy holder will cease to hold:
12. Date on which proxy holder will cease to hold voting rights:

13. Additional information:	BT Group plc
14. Contact name:	Anna Watch
15. Contact telephone number:	020 7356 5158 anna.l.watch@bt.com

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BT Group PLC
(Registrant)

By: /s/ Patricia Day
--------------------

Patricia Day, Assistant Secretary.

Date  06 September 2010